Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

December 30, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

Registration Statement on Form SB-2

Filed September 23, 2005

File No. 333-128523

Form 10-KSB for Fiscal Year Ended March 31, 2005

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

File No. 0-25377

Dear Mr. Owings:

On behalf of House of Taylor Jewelry, Inc. (the "Company") and in response to the Staff's letter to us dated October 21, 2005, we are filing concurrently herewith Amendment Number 1 to our Registration Statement on Form SB-2. For the convenience of the Staff in expediting review we are also forwarding with this letter a blackline of the amendment marked to show changes from the initial filing.

The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment, in italics,  made in that letter.

Form SB-2

Inside Front Cover Page

1.

It appears the prospectus delivery obligation language in the second paragraph under your table of contents is inappropriate. Please revise or advise. See Rule 174 under the Securities Act. We have omitted the prospectus delivery obligation language in accord with Rule 174.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

Prospectus Summary, page 1

The Offering

2.

We suggest you provide a brief summary of your business. See Item 503(a) and (c)(2) of Regulation S-B. We have provided a brief summary of our business within the prospectus summary.

Risk Factors, page 3

3.

Please revise to describe the risks to you or your investors in a concrete manner. Please avoid the generic conclusion that the risk will "adversely affect" your business, prospects, financial condition, results of operations or cash flow." As examples, please consider the following risk factors:

•

"Our inability to manage growth could adversely affect our business."

•

"There is limited liquidity on the Nasdaq Bulletin Board."

•

"No Dividends."

In response to the Staff’s comments we have revised the risks to describe them in a more concrete manner and generally to avoid generic conclusions.

4.

Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Our sales are heavily influenced by general economic cycles" or describe an event that may occur in the future, such as "Our products may infringe upon the intellectual property rights of others." Succinctly state in your subheadings the risks that result from the facts or uncertainties. In response to the Staff’s comments we have endeavored to revise subheadings to state the risks that result from the facts or uncertainties.

Management's Discussion and Analysis or Plan of Operation, page 15

5.

Please revise to provide a balanced, executive level discussion of the most important matters on which your management focuses in evaluating financial condition and operating performance. Further, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings, economic or industry-wide factors relevant to you, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. See Item 303 of Regulation S-B and SEC Release No. 33-8350. We have made revisions and additions as requested.

6.

In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify to the extent possible the incremental impact of each individual business reason on the overall change. This would provide the reader with a better understanding of the change and the extent to which each factor contributed to the overall change. In each circumstance where you describe and quantify a change between periods, please also provide an analysis of the business reasons underlying the change. We have revised our disclosure to better identify and quantify the individual business reasons comprising the overall changes between periods.

7.

We note that your business sells or plans to sell jewelry pieces which range from $200 to $1,000,000. Please expand your descriptions of such products to include the primary products marketed under each brand, such as House of Taylor, Elizabeth Taylor, Kathy Ireland, and Mirabelle. In addition, please disclose the revenue from each product to the extent material. Refer to paragraph 37 of SFAS 131. We have expanded our description of the products we plan to sell under each brand.  Further, we respectfully note that we consider all of goods we sell to be a group of similar products, namely jewelry, and account for them and report them on a combined basis. We do track revenues by brand in order to pay royalties to our licensors but do not segregate any of our costs by brand or specific product or type.

8.

Your revenue discussions should identify and quantify changes resulting from demand, prices and other factors. Other factors should be described and, where necessary, quantified. In this regard, we note that you describe the $2,031,851 reduction in sales for the year ended December 31, 2004 as being attributable to the introduction of new products in 2004 which resulted in a decrease in sales of the old product lines. It appears that the impact of changes in prices should be quantified as well as the impact of changes in demand. Such disclosure could be enhanced with an analysis of the specific products that contributed to the reduction in sales. Please apply this guidance throughout Management's Discussion and Analysis where significant. We have revised our discussion to include known factors regarding the changes in revenues.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

9.

You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that reduction in selling, shipping and general and administrative expenses for the year ended December 31, 2004 was the result of lower officers' salaries due to the passing of an officer, reduced commissions because of lower sales and reduced advertising and marketing costs. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Please quantify all line item changes with more than one business reason. We have revised our disclosures in response to the staff comments.

10.

Please ensure your discussion and analysis of historical cashflows is not merely a recitation of changes evident from the financial statements. For example, you indicate that for the six months ended June 30, 2005, you incurred negative cash flow from operations of $1,393,779. Please provide the appropriate analysis explaining the underlying reasons for the fluctuations in the working capital accounts.  We have revised our disclosures in response to the staff comments.

11.

Please move the penultimate paragraph on page 19 to your Liquidity and Capital Resources discussion on page 16. We have moved this paragraph to our Liquidity and Capital Resources discussion as requested.

Business. page 21

12.

Please revise to discuss in further detail important aspects of your business, such as:

•

Who is designing your jewelry and where?

•

What is the role of computer assisted design?

•

Are you reproducing jewelry owned by Dame Elizabeth Taylor, as well as designing new lines?

•

Will all of your "Brand Partners" be located in China?

•

Will Baguette World also manufacture your jewelry?

•

Where geographically do you intend to concentrate your sales?

•

Have you considered synthetic diamonds as a risk to your business?

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

These are just examples.

We have revised to discuss and present the above noted points and other aspects of our business. For purposes of this letter we respectfully further note the following:

•

Jewelry design is largely an in house and collaborative activity overseen by Monty Abramov benefiting from the taste, style sensitivity and talents of Dame Elizabeth Taylor, Kathy Ireland and their staff.

•

Computer assisted design is intended to (i) facilitate rapid modeling that can display three dimensional jewelry models having different materials, colors and other features being considered by the design team, (ii)  assure accurate and consistent designs that will be faithfully followed and reproduced in the manufacturing process. Computer assisted design, in our experience, further results in less waste during the manufacturing process, thereby also tending to improve efficiency and reduce cost.

•

Our objective is not to reproduce jewelry owned by Dame Elizabeth Taylor, though--consistent with our discussion in the first bullet point above-- we may take design ideas from her uniquely outstanding collection just as we take design ideas from many other sources and trends such as,  for example, a reported industry preference for having “more color,” including precious and semi-precious gemstones, embedded within different jewelry items.

•

Although we find it economical and reliable to have various jewelry items manufactured to our specifications by vendors located in China, we do not currently have any “Brand Partners” in China and have no current plans to establish any in that country in the near future.

•

As indicated in the registration statement, we and Baguette World have amicably terminated our fulfillments relationship following the end of year selling season and have taken those activities and services “in house” where we feel that they can be handled efficiently and with more personally attentive oversight. We expect that Baguette World may manufacture certain items in our bridal and fashion categories for us under our Kathy Ireland brands.

•

We expect that North America in general and the United States in particular will likely remain our major market over the next twenty

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

four months however we do not intend to concentrate sales in any geographic area.

•

Management continually monitors industry trends and developments. We currently believe, however, that synthetic diamonds are not a material risk to our business. Should synthetic diamonds present a worthwhile market opportunity based on consumer perceptions or demand management believes that it is able to (i) establish sources for those synthetic diamonds and (ii) launch a marketing campaign that can address that market on a fully disclosed basis to retail buyers. As of now we do not believe this to be necessary or appropriate.

13.

Please explain industry specific terms, such as Ms. Ireland's "Style Guides" and "direct source partnering."  We have deleted “direct source partnering” and have explained Kathy Ireland’s “Style Guides.”

Management, page 28

14.

Please provide a summary compensation table as well as any other applicable information from Item 402 of Regulation S-B. We have provided a summary compensation table and other Item 402 information as appropriate.

Selling Security Holders, page 37

15.

Disclose the beneficial owner or owners who have the ultimate voting or investment control over the shares held by each stockholder in this section. We have disclosed the beneficial owners as requested.

16.

Please disclose whether any of your selling stockholders are broker-dealers. If so, please identify the stockholder as an underwriter. Except for the Laidlaw persons who are receiving warrants, management has been advised that none of the selling stockholders are broker-dealers.

17.

For each selling stockholder that is an affiliate of a broker-dealer, please disclose the following, if true:

•

the seller purchased the securities to be resold in the ordinary course of business; and

•

at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

Alternatively, if not true, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

For each selling stockholder that is an affiliate of a broker-dealer, namely the persons associated with Laidlaw, we have made the noted disclosures.

18.

Please revise footnote (50) to clarify the reference that the selling stockholder is an "associated person" of Laidlaw. If "associated person" means "affiliate," so state. We have revised the footnote to clarify the reference as requested.

Plan of Distribution, page 42

19.

Please tell us whether any of the selling stockholders have taken, or plan to take, a short position or other forms of hedges in your common stock prior to this resale registration statement's effectiveness. We note, for example, that the selling stockholders may engage in hedging transactions and short sales. Please note that creating short positions before the resale registration statement's effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made. Selling stockholders have advised that they have not taken a short position or other forms of hedges in our common stock prior to this resale registration statement's effectiveness.

Where You Can Find More Information, page 51

20.

Please revise to show only our new address. Consolidated Financial Statements, page F-1. We have made the requested revision.

Consolidated Financial Statements, page F-1

21.

We note that $459,294 of distributions, less non cash distributions and the $1,115,090 note issued in payment of distributions reflected on your statements of cashflows for the six months ended June 30, 2005 does not sum to the $2,114,936 total distributions reported on your consolidated statement of stockholders' equity for the same period. Please revise or advise. The amount shown on page F-5 in the 6/30/05 column for distributions, less non cash distributions should be (447,450), the line above, decrease in loan from stockholder, should be (11,844) and the amount in note issued in payment of distributions in the supplemental disclosure of cash flow information should be $1,667,486.

Issuer will amend its Form 10Q for the period ended 6/30/05 to reflect these changes.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

Consolidated Statements of Stockholders' Equity, page F-4

22.

We note that you have reflected the 3,753,801 outstanding shares of common stock and related $816,624 in additional paid in capital prior to the reverse acquisition in your statement of stockholders' equity. Please explain how you arrived at this entry and specifically how you determined the additional paid in capital. In this regard, please provide us the summary journal entries and supporting balance sheets of both entities immediately prior to the reverse acquisition. The number (3,753,801) and amount ($376) of shares represent the number and par value of the outstanding stock of House of Taylor Jewelry, Inc. (formerly Nurescell, Inc.) at the date of the reverse merger. Additional Paid in Capital arises from the recording of $789,624, the net assets (cash) of that company, less the par value of the shares. Nurescell had no other assets and no liabilities at the date of the reverse merger.

23.

Please provide us a detail of the $2,114,936 distributions made during the three months ended June 30, 2005. Please explain the purpose of these distributions and identify to whom they were made. The distributions were made ratably to the former stockholders of Tech Line, Inc. (collectively the “Abramovs”). Agreements entered into by the Abramovs at the time that House of Taylor Jewelry, Inc., a California corporation now known as Global Jewelry Concepts, Inc. (“HOTJ”)  required that Tech Line have a specified amount of net assets at the time of HOTJ’s organization. These distributions made to the Abramovs represented the excess of Tech Line’s net assets over the required amount.

Note to Consolidated Financial Statements, Page F-6

24.

Please tell us whether the various distribution channels – such as wholesale to specialty couture jewelry retailers, wholesale to department store retailers, and through web site and other approaches to internet sales – represent distinct operating segments as discussed in paragraph 10 of SFAS 131. Further, please tell us if your business of granting licensing agreements represents a separate operating segment. Please note that an operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues. If you do not believe such distribution channels represent distinct operating segments, please tell us in detail how you made this determination. Based on your disclosures elsewhere in the document, it would appear that each of these distribution channels exhibits the three characteristics of operating segments described in paragraph 10 of SFAS 131. If these distribution channels represent operating segments that have been aggregated, please tell us in detail your basis for such aggregation. Refer to

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

paragraph 17 of SFAS 131. Please particularly address how you determined these operations to have similar economic characteristics and distribution methods.

We believe that we have no distinct operating segments at this time.  Paragraph 10 of SFAS 131 lists three characteristics of an operating segment. Section b. of paragraph 10 defines a segment as an enterprise “whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”  Our chief operating decision maker reviews our operating results as a whole in order to make decisions regarding our business.  In paragraph c. of the definition it states that an operating segment is one “For which discrete financial information is available.”  While we do track our revenues by brand in order to calculate royalties due to our licensors, we do not maintain records of revenues, expenses or other information by type of customer or type of product.  At this time, we are selling only to independent retailers.  While our future plans may include the granting of license agreements, we are not currently pursuing this type of business arrangement.

Note 2. Significant accounting policies, page F-6

Please disclose your accounting policy and methodology used to estimate the allowance for doubtful accounts. The description of the policy should identify the factors that influenced your judgment including historical losses and existing economic conditions and should also include a discussion of risk elements relevant to particular categories of accounts receivables. We have revised as requested.

25.

Please disclose activity in your sales returns allowance, allowance for doubtful accounts, and other valuation accounts. To the extent you do not believe this information is required, please specify why. Management respectfully advises that it has  not disclosed the activity in this section because as an “SB filer” the Company is not subject to the Regulation SX rules regarding the disclosure of valuation activity.

26.

Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, shipping, and general and administrative expenses line item in addition to shipping and handling. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

goods sold, please provide cautionary disclosure in Management's Discussion and Analysis that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor's ability to compare your operating results to others in your industry, quantify in Management's Discussion and Analysis the amount of these costs excluded from cost of goods sold. We have revised as requested.

27.

Please disclose and quantify those securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128. We have revised as requested.

Recent Sales of Unregistered Securities, page II-iii

29.

With respect to each of the transactions you describe, please specifically identify the investors to whom you issued unregistered securities and describe the facts relied upon to make the exemptions claimed available. Where you converted promissory notes into shares of your common stock, please indicate the principal and accrued interest on the note. Where you issued common stock in exchange for services rendered, please describe the services.

•

The conversion of promissory notes into shares of common stock by the two LLCs that were then principal stockholders of  Nurescell, were transactions which occurred in the public shell prior to the reverse acquisition with House of Taylor Jewelry, Inc., the operating company.  As disclosed in Footnote 9 - Subsequent Events in the annual financial statements included in Form 10K filed on June 27, 2005, principal and interest of $70,700 was converted into 1,620,076 shares on April 25, 2005.

•

Triton, also a former controlling stockholder of Nurescell, converted approximately $40,470 into 400,000 shares of common stock on May 20, 2005.

•

The 150,000 shares issued to Samantha Partners, an investment partnership, effective May 20, 2005, were issued by Nurescell prior to the reverse acquisition in exchange for introduction services given in connection with the merger. The principals of the investment partnership are accredited investors unaffiliated with either Nurescell or the Company.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

The investors in the May and August securities placements are (i) identified within the registration statement, (ii) accredited investors and (iii) unaffiliated with the Registrant. Immediately prior to the reverse merger House of Taylor Jewelry, Inc., a California corporation (“HOTJ”), had nine shareholders, who received their shares of HOTJ at or around the period in which HOTJ was organized. Each of these shareholders was deemed to be an accredited investor at the time of issuance.

As we noted on page II-iv of the registration statement: “The sales and issuances of common stock and warrants to purchase common stock in private placements listed above were made by us in reliance upon the exemptions from registration provided under Section 4(2) and 4(6) of the Securities Act of 1933, as amended, and the standards of Rule 506 of Regulation D, promulgated by the Securities and Exchange Commission under federal securities laws and comparable exemptions for sales to “accredited” investors under state securities laws. The offers and sales were made to accredited investors as defined in Rule 501(a) under the Securities Act, no general solicitation was made by us or any person acting on our behalf; the securities that we sold were subject to transfer restrictions, and the certificates for those shares contained an appropriate legend stating that they had not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.”

30.

We note the issuance of various equity securities the occurred subsequent to December 31, 2004. Please provide us the summary journal entries with respect to each issuance of common stock or units, and conversion of promissory notes to common stock. If no journal entry was recorded, please tell us how you concluded such accounting treatment was appropriate and provide us with a brief analysis with respect to your valuation methodology for each issuance of equity. Please ensure that we can reconcile such journal entries to the amounts reflected in your consolidated statement of stockholders' equity for the six months ended June 30, 2005. The journal entries for the conversion of promissory notes, the issuance of shares for services and the units sold in the private placement in May 2005 were recorded by the public shell prior to the reverse acquisition.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

The private placement of units in August 2005 was recorded as follows:

Cash	5,671,996
APIC (costs of the offering)	804,919
Common stock	152
APIC	6,476,763

These amounts reconcile to what is shown on our cash flow statement and statement of stockholders’ equity for September 30, 2005.

Exhibits, page II-v

31.

Please file your legality opinion with your next amendment. Our legality opinion is filed with the amendment as Exhibit 5.1.

Undertakings, page II-vi

32.

Please add the undertaking described in Item 512(e) of Regulation S-B. We have added the undertaking described in Item 512(e), as requested.

Form 10-KSB for Fiscal Year Ended March 31, 2005

33.

Please revise to comply with the above comments as applicable. We respectfully note that this annual report on Form-KSB was submitted by prior management of Nurescell, Inc. with respect to a fiscal year ended several months prior to the reverse merger.  Accordingly we believe that these comments are not applicable to that document.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005.

34.

Please revise to comply with the above comments as applicable. We will amend this Form 10-QSB as applicable.

Item 3. Controls and Procedures.

35.

Your citations to Rules 13a-14(c) and 15d-14(c) are incorrect. Please revise to refer to 3a-15(e) and 15d-15(e), as reflected in Item 307 of Regulation S-B. We will revise to refer to 3a-15(e) and 15d-15(e) and amend this Form 10-QSB as applicable.

36.

We note your disclosure that there were no "significant" changes to your internal controls or in other factors that could "significantly" affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

308(c) of Regulation S-B — which became effective on August 14, 2003 — requires disclosure as to whether there was any change in your internal controls over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. Please revise to reflect the correct Item 308(c) standard. We will revise to reflect the correct Item 308(c) standard.

37.

Please refer to Exhibits 31.1 and 31.2. Your certifications do not conform to that set forth in Item 601(b)(31). Accordingly, please refile your Form 10-QSB in its entirety with conforming certifications. We will amend this Form 10-QSB as applicable.

Further, notwithstanding comments that we receive from the staff, when the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we further acknowledge that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in connection with its review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

The Company further acknowledges that you will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We understand that you  will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Thank you for directing our attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Consistent with the penultimate paragraph of your letter

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

December 29, 2005

we will allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. As to submitting any such request, we also confirm per your request that we will provide at least two business days in advance of the requested effective date.

Please contact the undersigned, at (310) 788-7577, or Pauline Schneider, Chief Financial Officer, at (310) 860-2660, extension 112 with any questions or comments. Thanks to the staff and you for your kind assistance.

Sincerely,

Aaron A. Grunfeld

cc:

Jack Abramov

Pauline Schneider

Fax: (310) 860-2661